August 6, 2025

Mark Davis
Chief Executive Officer
Black Rock Coffee Bar, Inc.
9170 E. Bahia Drive
Suite 101
Scottsdale, AZ 85260

       Re: Black Rock Coffee Bar, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 25, 2025
           CIK No. 0002068577
Dear Mark Davis:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Certain Definitions, page 5

1. We note your response to prior comment 1 and reissue in part. We acknowledge the changes made to revise the definition of "TRA Parties." Please disclose which members of the management team, i.e. which directors and executive officers, will be parties to the TRA. Given the size of the expected payments, shareholders should clearly understand which directors and executive officers will be receiving such payments. Additionally, please revise the Tax Receivable Agreement discussion in the
       Certain Relationships and Related Party Transactions section on page 176 to
 August 6, 2025
Page 2

       specifically identify such directors and executive officers and provide the information required by Item 404(a) of Regulation S-K regarding their direct or indirect interests in the Tax Receivable Agreement and any associated payments.
       Please contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Ian D. Schuman